Filed by Empire State Realty Trust Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Empire State Realty Trust Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

The following letter from Martin B. Cowan, a participant in Empire State Building Associates L.L.C., to participants in Empire State Building Associates L.L.C., was mailed to each of the participants in Empire State Building Associates L.L.C. after the close of business on December 19, 2012.

MARTIN B. COWAN

70 Lovell Road

New Rochelle, NY 10804-2117

Tel: (914) 632 9063 Fax: (914) 813 3095

December 18, 2012

Fellow Investors in Empire State Building Associates:

As some of you know, I am an investor in Empire State Building Associates and a former partner in Malkin Holdings’ predecessor. I prepared financial analyses of certain portions of the proposed consolidation and IPO. I discussed some of my results with approximately 200 other investors during a conference call with Richard and Steven Edelman. I had also prepared a table that extracted numbers from the projections of Duff and Phelps relating to several of the properties, primarily those in Connecticut and Westchester, and a few stand-alones in New York City, which was posted on a website maintained by Richard Edelman.

I have been told that some of the other investors who may have spoken to you have described me as an “accountant” or “Empire State Building insider.” If they did so, it was without my approval and, in any event, that is not correct. Neither my opinions nor my conclusions concerning the proposed transaction were drawn from any history, knowledge, expertise, or data obtained through any association with Malkin Holdings or its predecessors. At no time was I involved with the formation of any of these investments. All of the information that I utilized in constructing my analysis was obtained from the various items filed publicly by the Malkins with the SEC or mailed to all Empire State Building investors.

In my analysis discussed during the only conference call in which I participated, I presented certain views about the amounts of cash potentially available for distribution by the Empire State Building Associates, assuming it were to (i) reject the IPO, (ii) purchase the Helmsley interest, or (iii) complete the IPO.

I recommend that you do not rely on those numerical computations for several reasons.

First, at the beginning of the conference call , and in most of the other discussions I have had with various investors, I have made it clear that I was not providing legal advice and that there were significant limitations to my ability to make accurate projections of future cash flows. I had requested that a similar disclaimer be placed on the website but, unfortunately, that was not done.

Second, I recently discovered inadvertent error in the part of my calculations of cash flow in the case of the completion of the IPO.

Third, and most importantly, another revision to the Form S-4 has now been filed with the SEC, which has made material changes to many portions of the document, including the cash

Investors in Empire State Building Associates

December 18, 2012

flow projected for many, if not all, of the properties, making my prior estimates of future cash flows inapplicable.

As a consequence of these changes, I requested that the analysis posted on the website be removed, and it has been removed.

Finally, while I did participate in a discussion with regard to the purchase by ESBA of the Helmsley interest in ESBC, I personally have not done any work to determine whether this could be financed and achieved, and I did not mean to hold myself out as someone who could engineer and execute such a transaction.

The volume of information in the most recent version of the Form S-4 and the various exhibits attached to it make it impossible for me to attempt a fresh analysis of the economic and legal impact of the proposed roll-up and IPO, and I do not intend to attempt to do it.

In light of the foregoing, you should disregard the comparisons of cash flow likely to occur under the various alternatives that were discussed in the conference call, and give due consideration to all other changes that may be contained in the most recent amendment (and any subsequent amendment) to the Form S-4.

Yours truly,

/s/ Martin B. Cowan
Martin B. Cowan

This letter was provided to address concerns raised by Malkin Holdings about certain computations Mr. Cowan made regarding the projection of future cash flows. Following a series of discussions regarding these matters, as well as the potential for certain of Mr. Cowan’s statements to be misinterpreted by potential investors in Empire State Realty Trust, Inc. (the “REIT”), Mr. Cowan prepared the letter to clarify that such computations should not be relied upon, and Mr. Cowan and Malkin Holdings also agreed to, among other things, a mutual release of any potential legal claims. No payments were made or will be made in connection with this agreement.

ESBA and its agents and supervisor, and each officer and director of them or of the REIT may be deemed to be a participant in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in ESBA and the REIT are set forth, respectively, in ESBA’s Annual Report on Form 10-K for the year ended December 31, 2011 and the REIT’s Registration Statement on Form S-4, which have been filed with the SEC. Malkin Holdings urges you to review such Registration Statement on Form S-4 and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov.